Part II: **Activities of the Broker-Dealer Operator and its Affiliates**

Item 1:   <u>Broker-Dealer Operator Trading Activities on the ATS</u>

a.   Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (*e.g.*, quotes, conditional orders, or indications of interest) into the NMS Stock ATS?

<mark>Yes</mark>☐ No☐

If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (<u>e.g.</u>, NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (*e.g.*, principal, agency, riskless principal).

Virtu Americas, LLC ("VAL" or the "Firm") operates two POSIT ATS ("POSIT" or the "ATS") crossing sessions, a Continuous Crossing Session and the Alert Crossing Session, as well as other business units, which are described below. The Firm's business units each use one or more technology platforms that have MPIDs associated with the platform. A single business unit can enter or direct orders to the ATS through more than one technology platform and consequently under more than one MPID. These business units are described below.

Virtu Electronic Trading ("VET"). VET provides algorithms that are used by clients and the Firm's business units. VET algorithms enter or direct the entry of orders to POSIT as agent when those orders are entered by clients into the algorithms or as principal or riskless principal when one of the other business units enters orders into the algorithms using the MPIDs: VALR, and VALX.

Virtu Client Market Making ("VCMM"). VCMM handles held and not held orders transmitted by other broker-dealers and held orders transmitted by institutions. The majority of these orders are SEC Rule 605 eligible orders and are handled and executed on a fully automated basis. VCMM sales and trading personnel handle larger and less liquid orders manually and can use VET algorithms in connection with their market making activities. VCMM enters or directs the entry of orders to POSIT as principal, riskless principal and agent to acquire inventory to fill orders or to acquire positions for its own account using the following MPIDs: ~~NITE,~~ VALR and VALX.

Virtu Institutional Trading ("Institutional Trading"). Institutional Trading handles not held orders transmitted by institutional clients and facilitates block transactions in single stocks. Institutional Trading uses VET algorithms to enter or direct the entry of orders as principal or riskless principal in connection with its client facilitation activities using the ~~following~~ MPID~~s: NITE, and~~ VALX.

Virtu Hi-Touch Portfolio Trading: Traders on this desk handle not held orders in baskets of stocks and ETFs. Traders can enter or direct the entry of orders through VAL Electronic Systems into the ATS as agent under the MPID VALR.

Virtu ETF Trading ("ETF Trading"). ETF Trading makes markets on exchanges and facilitates block transactions in exchange traded products for broker-dealer and institutional clients. ETF Trading uses VET algorithms to enter or direct the entry of orders as principal or riskless principal in ETFs and singles stocks using the MPID VALX.

Virtu Principal Market Making ("VPMM"). VPMM is a market maker in NMS equity securities. VPMM enters or directs the entry of orders as principal to POSIT utilizing the MPID VIRT.

Item 6:   Activities of Service Providers

   a.   Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?

   <mark>Yes</mark>☐   No☐

   If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

VAL does not have any personnel whose sole responsibility is for POSIT. The Firm considers information relating to Subscriber's live orders, trading interests and recent executions in POSIT that the Firm reasonably believes may suggest a Subscriber continues at that moment in time to have the same or additional live orders and trading interests in POSIT, to be ATS confidential information ("Confidential Information"). As is more fully discussed in Part III, Item 7(a), VAL does not consider all post trade data to be Confidential Information, particularly when the information is anonymized, aggregated or both.

Below is a summary of the shared personnel that provide services to both POSIT, VAL, and its Affiliates and have access to Confidential Information.

- Compliance and Legal: Compliance and Legal personnel support all of the Firm's business units and those of the Firm's Affiliates and perform a variety of compliance and legal activities related to their roles. They have access to Subscriber real-time and historical order and execution information and as necessary they can be provided with access to intra-day information.

- Finance and Management Reporting Group: Finance and management reporting personnel support all of the Firm's business units and those of the Firm's Affiliates. These personnel are involved in accounting, billing, analyzing revenues, and providing management reporting information. They have access to Subscribers' real-time and historical order and execution information and data.

- US Executive Management: Certain US executive management personnel have access to information for oversight purposes, including real-time and historical ATS information.

- Operations: Operations personnel support the Firm's middle and back office processes for clearance and settlement and related activities and have access to Subscribers' real time intra-day, post-trade, and historical execution information for clearing, settlement, and regulatory reporting purposes.

- Core Operations: Core Operations are technical personnel who have access to the Firm's and its Affiliates' trading infrastructure, which includes POSIT, to monitor the functionality, health, and wellness of the Firm's trading infrastructure and take action as necessary to maintain the systems and manage issues. They have access to Subscribers' real-time and historical order and execution information. This group supports all trading infrastructure and applications for the Firm.

- Software Developers: Software Developers have access to the Firm's and its Affiliates' trading infrastructure, which includes POSIT, to maintain and enhance the software for the Firm's trading applications. They have access to Subscribers' real-time and historical order and execution information. This group supports all trading infrastructure and applications for the Firm.

- Product Management: Product Management are personnel who manage the day-to-day business activities for products such as POSIT, the algorithms the Firm provides to clients, and other trading-related applications VAL and its Affiliates provide to clients. These personnel monitor the trading applications, enhance their product features, and create new features. Product Management compile and analyze statistics and metrics related to the ATS and other electronic products and services. Product Management works with Software Developers, and in some instances are also Software Developers themselves. The Product Manager responsible for supervising POSIT is also the Product Manager responsible for supervising VAL's other ATS, MatchIt, and also provides support to both VAL's Affiliates' execution services applications. Product Management have access to Subscribers' real-time and historical order and execution information.

- Relationship Management: Relationship Management personnel are responsible for managing the Firm's relationship with its clients, including clients who are Direct Subscribers of the ATS, and for cross-selling the Firm's other products and services. They have access to historical order and execution information.

- Sales and/or Trading personnel: To the extent Sales or Trading personnel are responsible for handling an order, a portion of which is directed to POSIT as a child order, such personnel would have real time access to such child order and any of its executions in POSIT analogous to the access they would have to information about orders and executions that were directed to external market centers in order to monitor executions and provide order-related services.

- POSIT Alert ("Alert") Sales and Coverage: The Firm offers an application called Alert that is a conditional order application which resides outside of the POSIT Matching engine and which transmit orders to the Alert Crossing Session to consummate trades. See Part III, Item 9 and 11 for further descriptions of Alert and the Alert Crossing Session. Alert Sales and Coverage personnel are responsible for the sales and day-to-day coverage of Alert. Alert Sales and Coverage personnel have access to a front end application called Phoenix, which displays real-time order and execution information of Alert participants. See, Part III, Item 9 for further discussion about Alert. This group can access Alert participants' real-time and historical order and execution information, but do not have access to any real-time or historical order and execution information in POSIT's matching engines for the Continuous Crossing Session.

- Analytics Personnel: Analytics Personnel provide transaction cost analysis data and consultancy to institutional investors. This group is separate from the business units of the broker dealer operator that enter or direct the entry of orders and trading interest into POSIT, as defined in Part II, Item 1(a). The Firm offers a product called the Analytics Portal ("the Portal") that provides pre-trade, real-time and post-trade analytics to the Firm's clients. In order to enable and support client trade reporting in the Portal, Analytics personnel have access to real-time order and execution information for Alert participants. This group can access Alert participants' real-time and historical order and execution information, but do not have access to any real-time or historical order and execution information in POSIT's matching engines for the Continuous Crossing Session. See Part III, Item 9 for further discussion about Alert.

Part III: Manner of Operations

Item 7: Order Types and Attributes

    a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

        i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

        ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

        iii. order types designed not to remove liquidity (e.g. post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv.   order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v.   whether an order type is eligible for routing to other Trading Centers;

vi.   the time-in-force instructions that can be used or not used with each order type;

vii.   the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii.   the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

<u>Continuous Crossing Session</u>

POSIT accepts Peg orders, Day orders and Immediate or Cancel ("IOC") orders. Peg and Day orders may execute against contra-side Peg orders, contra-side Day orders or against IOC orders. IOC orders may only cross against contra-side Peg orders or contra-side Day orders. These order types may be entered with other instructions that will be used by the matching algorithm to determine whether and how they will interact with other orders.

Priority in the POSIT Continuous Crossing Session for all order types is price, then size, then time. For orders without a peg instruction, the limit price submitted is used to determine the price portion of the queue priority. For orders with a peg instruction, the less aggressive price between the current peg price and limit price submitted is used to determine the price portion of the queue priority. If the algorithm modifies the terms of a previously transmitted order, the order will receive a new order time stamp for matching purposes (i.e. the order will lose queue spot). The only exception is a reduction in order quantity which, absent any other changes to the terms of the order, will not update the order time stamp for matching purposes.

The following instructions are available for orders entered in the POSIT Continuous Crossing Session. The instructions placed on orders will affect whether an order is eligible to be executed against contra-side orders.

(1) Peg Orders: Peg orders remain open until executed, canceled by the Subscriber or until the end of the daily matching session. Peg orders can be designated with the following execution instruction:

(i) Market: A Market instruction designates that a buy order can be executed up to the national best offer and a sell order can be executed down to the national best bid.

(ii) Mid-Point: A Mid-Point instruction designates that an order can be executed up to the mid-point between the national best bid and national best offer ("NBBO").

(iii) Primary: A Primary instruction designates that the order can only be executed at the national best bid in the case of a buy order and the national best offer in the case of a sell order.

A Limit Price instruction can be specified for Peg orders in conjunction with the above referenced execution instruction.

(2) Day Orders: Day orders remain open until executed, canceled by the Subscriber or until the end of the daily matching session. Day orders can also include a Market, Mid-Point, Primary Peg or Limit Price
instruction.

(3) IOC Orders: IOC orders will either execute if an eligible contra side order exists against which the order can be executed or if not the order is canceled. Subscribers may enter IOC orders with Market, Mid-Point, Primary Peg or Limit Price instructions.

Other available Instructions and Designations for the Continuous Crossing Session: The following instructions may be applied to the above order types unless otherwise indicated. These instructions may be implemented by either transmitting a specified value over a FIX tag on an order by order basis, or requesting a session level configuration that will apply the requested instruction across all orders sent to the session specified by the Direct Subscriber, unless otherwise indicated:

(i) Minimum Execution Quantity (MEQ): An MEQ instruction specifies the minimum number of shares that must be available for a contra side order to be eligible for execution. POSIT does not aggregate multiple contra side orders to satisfy a MEQ instruction on a single order. POSIT will cancel back an order to the Direct Subscriber if the residual quantity of an order falls below   the   MEQ   instruction.

(ii) Locked Market: A Locked Market instruction specifies that an order is not eligible for execution during locked markets. IOC orders entered with a Locked Market instruction will be accepted if the NBBO is locked, but will receive a 'Nothing Done' message. Peg orders will be   accepted   but   ineligible   for   execution   until   the   NBBO   unlocks.

(iii) Peg Order Add-Only Liquidity Instruction ("Add Only"): An Add-Only instruction specifies that the order is only eligible for execution when it adds liquidity to POSIT upon entry. Peg orders that would remove liquidity from POSIT will be accepted by POSIT and remain open but ineligible for execution until such a time as the order adds liquidity to POSIT. Contra-side Peg orders on the book at the time a Peg order with an Add Only instruction is entered will not interact with the Peg Add Only order. The Add Only instruction will   be   ignored   if   specified   for   an   IOC   order.

(iv) Virtu Principal Opt Out: Direct and Indirect Subscribers may request to have their orders not interact with Virtu principal orders. This instruction will only prevent interaction against orders entered by VAL under the MPID's NITE, VIRT and VALX. Principal orders entered by VAL or the Affiliates, as defined in Part II, Item 2a, using other MPIDs will not be subject to this opt out. See Part II, Item 3a for more detail. This order instruction can only be specified at the session level, and cannot be specified on an order by order basis via a FIX tag.

(v) POSIT Liquidity Profiles and Limits on Interaction: This instruction specifies the types of counterparties that an order may interact with based on the counterparty's Liquidity Profile. POSIT uses quantitative metrics to create one or more Liquidity Profiles for each POSIT Subscriber. The metrics include execution performance relative to the market over different time horizons for all fills in POSIT. POSIT makes discretionary decisions in assigning a Liquidity Profile to a new or previously uncategorized Subscriber. POSIT will inform Subscribers about their own profile information upon request. See Part III, Item 13a for more detail on POSIT Liquidity Profiles.

(vi) Self-Match Prevention: Subscribers may provide instructions that will prevent orders from crossing if the resulting cross may result in a transaction with no change in beneficial ownership. This order instruction can only be specified at the session level, and cannot be specified on an order by order basis via a FIX tag.

An order that contains a value in a utilized FIX field other than a value recognized by VAL (as described in its FIX specifications) will be rejected. An order containing a value in a non-utilized FIX field will be accepted, but that instruction will not be processed.

Alert Crossing Session

The Alert Crossing Session supports all of the order types and instructions described in the Continuous Crossing Session section in Part III, Item 7(a), ~~with the exception that the Alert Crossing Session does not accept IOC orders~~. Additionally, the below order type instructions are only available in the Alert Crossing Session.

(i) **Conditional Indicator**: Peg orders entered into the Alert Crossing Session are by default designated as Conditional Orders. Conditional Orders are not firm and must respond affirmatively to an Invitation to Firm-Up from the Alert Crossing Session by transmitting a Firm-Up Response Order to be eligible to be executed against contra-side orders.

(ii) **Firm-Up Response Order**: These orders are entered in response to invitations from the Alert Crossing Session.

(iii) **Auto-Ex**: Human Participants, as described in Part III, Item 9(a), can designate a Conditional Order as Auto-Ex. If the Auto-Ex instruction is enabled for a Conditional Order, the Human Participant will not receive a pop up window requesting to Firm-Up, as described in Part III, Item 9(a), but instead the Conditional Order from the Human Participant will automatically Firm-Up against a contra side order.

See Part III, Item 9a for more detail on the Alert Crossing Session.